Filed by ironSource Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thoma Bravo Advantage

Commission File No.: 001-39889

Date: May 4, 2021

ironSource Announces First Quarter 2021 Results and Corporate Highlights

Revenue of $119.7 million, up 96% year-over-year

Adjusted EBITDA of $39.5 million, 33% margin

Dollar-based net expansion rate of 176%

Entered into a business combination agreement with Thoma Bravo Advantage

TEL AVIV, Israel, and SAN FRANCISCO, May 4, 2021 ironSource, a leading business platform for the app economy and Thoma Bravo Advantage (NYSE: TBA), today announced financial results for the three months ended March 31, 2021.

“This was a record quarter for ironSource. In addition to signing an agreement to go public through a merger with Thoma Bravo Advantage, we achieved very strong first-quarter results, with 96% year-over-year revenue growth, and a dollar-based net expansion rate of 176%,” said Tomer Bar Zeev, CEO and co-founder of ironSource. “These results are a testament to the strength of our platform and the value it provides to our customers across the app economy. The strong top line growth and high profitability are consistent with our robust historical performance, and speak to our ability to generate shareholder value as we become a public company.”

First Quarter 2021 Financial and Corporate Highlights:

•	Total revenue of $119.7 million, up 96% year-over-year

•	Adjusted EBITDA of $39.5 million

•	Adjusted EBITDA margin of 33%

•	Net Income of $10.2M

•

Dollar-based net expansion rate of 176%, compared to an average of 148% for the prior 8 quarters, with the increase driven by new solutions and products released in 2020, which increased the value the ironSource platform provides to customers

•	292 customers each contributing more than $100,000 of revenue in the trailing 12 months, representing 94% of total revenue for the period

•	Gross retention rate of 99% for ironSource’s customers who generated over $100,000 of revenue over the trailing 12-month period

•

Built out the ironSource platform offering for app developers with the acquisitions of Soomla, which provides advertising analytics, and Luna Labs, which provides automated creative production tools. While they added meaningful value to our platform offering, the contribution of these acquisitions to our first quarter financial results was immaterial.

Combination with Thoma Bravo Advantage:

As previously announced, ironSource is combining with Thoma Bravo Advantage (NYSE: TBA) (“TBA”), a publicly-traded special purpose acquisition company, to bring to the public markets a high-growth, highly-profitable and scalable business that provides a comprehensive business platform for app developers. As a public company, ironSource is expected to benefit from the financial and operational support of Thoma Bravo – one of the most experienced and successful software investors in the world. With a track record of over 300 software investments, Thoma Bravo can provide ironSource with unparalleled industry expertise and a global network.

Further information about ironSource and its full first quarter fiscal year 2021 results can be found in the registration statement on Form F-4 and preliminary proxy statement/prospectus contained therein filed today with the SEC.

While the registration statement has not yet become effective and the information contained therein is subject to change, it provides important information about ironSource and Thoma Bravo Advantage, as well as the proposed business combination.

Key Metrics and Non-GAAP Financial Measures

ironSource monitors the key business metrics set forth below to help evaluate the business and growth trends, establish budgets, measure the effectiveness of sales and marketing efforts, and assess operational efficiencies. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Customers Contributing More than $100,000 of Revenue

ironSource’s larger customer relationships drive scale, improved unit economics and operating leverage in our business model, which improves its solutions and thereby increases its value proposition to all of ironSource’s customers. To measure ironSource’s ability to scale with its customers and attract large enterprises to its platform, ironSource counts the number of customers that contributed more than $100,000 in revenue in the trailing 12 months. ironSource’s gross customer retention rate is calculated by comparing two twelve month periods to see how many customers in the previous period remain active customers in the current period. ironSource’s customer count is subject to adjustments for acquisitions, consolidations, spin-offs and other market activity.

Dollar-Based Net Expansion Rate

ironSource believes the growth in the use of its platform by existing customers is an important measure of the health of its business and future growth prospects. ironSource monitors its performance in this area using an indicator management refers to as dollar-based net expansion rate. ironSource calculates dollar-based net expansion rate for a period by dividing current period revenue from a set of customers by prior period revenue of the same set of customers. Prior period revenue is the trailing 12-month revenue measured as of such prior period end. Current period revenue is the trailing 12-month revenue from the same customers as of the current period end. Management’s calculation of dollar-based net expansion rate includes the effect of any customer renewals, expansion, contraction and churn, but excludes revenue from new customers.

Adjusted EBITDA and Adjusted EBITDA Margin

ironSource defines Adjusted EBITDA as income from continuing operations, net of income taxes, as adjusted for income taxes, financial expenses, net and depreciation and amortization, further adjusted for assets impairment, share-based compensation expense and fair value adjustment related to contingent consideration. ironSource defines Adjusted EBITDA Margin as Adjusted EBITDA calculated as a percentage of revenue. Adjusted EBITDA and Adjusted EBITDA Margin are included in this press release because they are key metrics used by management and our board of directors to assess our financial performance. Adjusted EBITDA and Adjusted EBITDA Margin are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. ironSource management believes that Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures of operating performance because each eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted EBITDA and Adjusted EBITDA Margin are not GAAP measures of our financial performance or liquidity and should not be considered as alternatives to net loss as a measure of financial performance, as alternatives to cash flows from operations as a measure of liquidity, or as alternatives to any other performance measure derived in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDA Margin should not be construed as inferences that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and Adjusted EBITDA Margin are not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and Adjusted EBITDA Margin as supplemental measures. Our measures of Adjusted EBITDA and Adjusted EBITDA Margin are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

About ironSource

ironSource is a leading business platform that enables mobile content creators to prosper within the app economy. App developers use ironSource’s platform to turn their apps into successful, scalable businesses, leveraging a comprehensive set of software solutions which help them grow and engage users, monetize content, and analyze and optimize business performance to drive more overall growth. The ironSource platform also empowers telecom operators to create a richer device experience, incorporating relevant app and service recommendations to engage users throughout the lifecycle of the device. By providing a comprehensive business platform for the core constituents of the app economy, ironSource allows customers to focus on what they do best, creating great apps and user experiences, while we enable their business expansion in the app economy. For more information please visit www.is.com

Additional Information and Where to Find It

This press release relates to a proposed transaction between ironSource and Thoma Bravo Advantage. This press release does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of Thoma Bravo Advantage, ironSource, or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, ironSource has filed a registration statement on Form F-4 with the SEC, which includes a proxy statement of Thoma Bravo Advantage in connection with Thoma Bravo Advantage’s solicitation of proxies for the vote by Thoma Bravo Advantage’s shareholders with respect to the proposed transaction and a prospectus of ironSource. Thoma Bravo Advantage also will file other documents regarding the proposed transaction with the SEC.

This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ironSource and Thoma Bravo Advantage through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ironSource may be obtained free of charge from ironSource’s website at http://www.is.com or by written request to ironSource at ironSource Ltd., Derech Menachem Begin 121, Tel Aviv-Yafo, Israel, and the documents filed by Thoma Bravo Advantage may be obtained free of charge from Thoma Bravo Advantage’s website at http://www.thomabravoadvantage.com or by written request to Thoma Bravo Advantage, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

Participants in Solicitation

ironSource and Thoma Bravo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Thoma Bravo’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Thoma Bravo Advantage (“TBA”) and ironSource Ltd. (“ironSource”). All statements other than statements of historical facts contained in this communication, including statements regarding ironSource’s, TBA’s or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, ironSource’s or TBA’s expectations concerning the outlook for their or the combined company’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction between ironSource and TBA.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of TBA’s securities; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the shareholders of TBA and ironSource, the satisfaction of the minimum trust account amount following redemptions by TBA’s public shareholders and the receipt of certain governmental and regulatory approvals; (iii) the lack of a third party valuation in determining whether to pursue the proposed transaction; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (v) the effect of the announcement or pendency of the transaction on ironSource’s business relationships, performance, and business generally; (vi) risks that the proposed transaction disrupts current plans of ironSource and potential difficulties in ironSource employee retention as a result of the proposed transaction; (vii) the outcome of any legal proceedings that may be instituted against ironSource or against TBA related to the merger agreement or the proposed transaction; (vii) the ability of ironSource to list its ordinary shares on the New York Stock Exchange; (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive industry in which ironSource operates, variations in performance across competitors, changes in laws and regulations affecting ironSource’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and to identify and realize additional opportunities; (xi) ironSource’s markets are rapidly evolving and may decline or experience limited growth; (xii) ironSource’s reliance on operating system providers and app stores to support its platform; (xiii) ironSource’s ability to compete effectively in the markets in which it operates; (xiv) ironSource’s quarterly results of operations may fluctuate for a variety of reasons; (xv) failure to maintain and enhance the ironSource brand; (xvi) ironSource’s dependence on its ability to retain and expand its existing customer relationships and attract new customers; (xvii) ironSource’s reliance on its customers that contribute more than $100,000 of annual revenue; (xviii) ironSource’s ability to successfully and efficiently manage its current and potential future growth; (xix) ironSource’s dependence upon the continued growth of the app economy and the increased usage of smartphones, tablets and other connected devices; (xx) ironSource’s dependence upon the success of the gaming and mobile app ecosystem and the risks generally associated with the gaming industry; (xxi) ironSource’s, and ironSource’s competitors’, ability to detect or prevent fraud on its platforms; (xxii) failure to prevent security breaches or unauthorized access to ironSource’s or its third-party service providers data; (xxiii) the global scope of ironSource’s operations, which are subject to laws and regulations worldwide, many of which are unsettled and still developing; (xxiv) the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection, data security and the protection of children; and (xxv) the effects of health epidemics, including the COVID-19 pandemic.

ironSource and TBA caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this communication. Neither ironSource nor TBA undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that ironSource or TBA will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed transaction, in TBA’s public filings with the SEC or, upon and following the consummation of the proposed transaction, in ironSource’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

Market, ranking and industry data used throughout this communication, including statements regarding market size and technology adoption rates, is based on the good faith estimates of ironSource’s management, which in turn are based upon ironSource’s management’s review of internal surveys, independent industry surveys and publications, including reports by Altman Solon, App Annie, AppsFlyer, Apptopia, eMarketer, Newzoo, Omdia and Sensor Tower and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While ironSource is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed above.

Contact Information

Investor Relations

Daniel Amir

daniel.amir@ironsrc.om

+ 1 415-725-5900

Press

Melissa Zeloof

melissa@ironsrc.com

+972 58-421-1987